AXCESS MEDICAL IMAGING CORPORATION
(f/k/a Firstway Enterprises, Inc.)
600 North Cattleman Road
Sarasota, Florida  34232

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about June 24, 2008, by Axcess Medical Imaging Corporation (f/k/a Firstway Enterprises, Inc.) (the “Company”) to the holders of record of shares of its Common Stock as of the close of business on June 22, 2008.  This information statement is provided to you for information purposes only.  We are not soliciting proxies in connection with the items described in this Information Statement.  You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

You are receiving this Information Statement in connection with the appointment of one new member to the Company’s Board of Directors, as a result of a change in control of the Company.  As a result of the change in control, the former members of US Imaging Holding LLC, a Nevada limited liability company (“US Imaging”), now hold 40,952,189 shares of common stock of the Company representing approximately 83% of the outstanding shares.  The change in control also resulted in a change in our executive officers.  In connection with the change in control, we changed our name to Firstway Enterprises, Inc. to Axcess Medical Imaging Corporation.

On May 2, 2008, the Company entered into and closed a securities exchange agreement with US Imaging, and each of US Imaging’s members (the “Purchase Agreement”).  Pursuant to the Purchase Agreement, the Company acquired all of the issued and outstanding membership interest of US Imaging from the US Imaging members in exchange for 40,952,189 of the Company’s shares of common stock.

In connection with the acquisition of US Imaging on May 2, 2008, Stuart Posner and Russell Adler resigned as officers of the Company and Dr. Stephen Miley was appointed as Chief Executive Officer, Chief Operating Officer, Secretary and Chief Financial Officer.  In addition, Russell Adler resigned as a director and Dr. Stephen Miley was appointed as a director of the Company.

The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

1.  There is currently two class of voting securities of the Company entitled to be voted at a meeting, or by written consents or authorizations if no meeting is held. These classes of voting securities are common stock and preferred stock.  As of June 23, 2008, the Company has not designated or issued any series of preferred stock.  There are currently 49,272,500 shares of common stock outstanding.

2.  The following table sets forth certain information, as of June 23, 2008 with respect to the beneficial ownership of the Company’s outstanding common stock following the acquisition of US Imaging by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Stephen Miley, M.D.*	36,856,970	74.80%
Stuart Posner*	476,640	**

John Uphold, M.D.	4,095,219	8.31%

All officers and directors as a group (2 persons)	37,333,610	75.77%

*Executive officer and/or director of The Company.
** Less than 1%

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o US Imaging Holding LLC, 600 North Cattleman Road, Sarasota, Florida 34232.

(2)
Applicable percentage ownership is based on 49,272,500 shares of common stock outstanding as of June 23, 2008, together with securities exercisable or convertible into shares of common stock within 60 days of June 23, 2008 for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of June 23, 2008 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

3.  There are no arrangements, known to the Company, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company other than in connection with the share exchange described above.

4.  The transaction referred to herein occurred since the beginning of its last fiscal year.  The names of the persons who will acquire control are:

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock (1)
Stephen Miley, MD	36,856,970	74.80%
John Uphold, MD	4,095,219	8.31%

** Less than 1%

(1)
Applicable percentage ownership is based on 49,272,500 shares of common stock outstanding as of June 23, 2008, together with securities exercisable or convertible into shares of common stock within 60 days of June 23, 2008 for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of June 23, 2008 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

5.  No officer, director or affiliate of the Company, or any owner of 5% or more of the common stock of the Company, or any associate of any such officer, director or affiliate or security holder is a party adverse to the Company or has a material interest adverse to The Company.

6.  The following is the business experience during the past five years of each director and executive officer and each director nominee.

Current Directors and Executive Officers

STEPHEN M. MILEY, M.D., FACEP, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Secretary and Director

Dr. Miley is a graduate of University of South Florida College of Medicine and holds certifications in Advance Cardiac Life Support, American Board of Quality Assurance & Utilization Review and American Board of Emergency Medicine.  He is the former founder of Physician Computer Systems, Inc. a developer of software for automation of physician’s offices. He is the former founder, Chief Executive Officer and Chairman of MedHost Inc. a software development company for the healthcare industry. Dr. Miley has held numerous Hospital affiliations and Directorships at facilities such as St. Joseph’s Hospital, Lykes Memorial Hospital, Manatee Memorial Hospital, James E. Holmes Regional Medical Center, Palm Bay Family Medical Services, and Bon Secours Venice Hospital in his 25 plus years as a physician.  In 2001, Dr. Miley founded Axcess Diagnostics.  He has served as the Managing Member of Axcess Diagnostics for the past seven years.

STUART POSNER, Director

For the last five years, Mr. Posner has been the co-trustee for a multinational corporation engaged in real estate development as well as an executive vice president for Platinum Advisory Services, Inc., a financial advisory firm.  Mr. Posner will resign following the mailing of the 14f information statement.

8.  None of the following have been or are currently indebted to the Company since the beginning of the Company’s last fiscal year: any director or executive officer of the Company; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly, or indirectly, the beneficial owner of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

9.  Compliance with Section 16(a) of the Securities Exchange Act of 1934 - Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined persons to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission.  Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company’s equity securities are also required to furnish The Company with copies of all Securities 16(a) forms they filed.  We believe, based solely on our review of the copies of such forms and other written representations to us, that during the fiscal year ended December 31, 2007, all executive officers and directors complies with applicable Section 16(a) filing requirements.

10.  None of the officers, directors or director nominees, or owners of 10% or more of the common stock of the Company have had any of the relationships described in Item 404(b) of Reg. S-K.

11.  The Company does not have any Board committees.  There were no meetings of the board of directors during the last twelve months other than the action to approve the Purchase Agreement.

12.  The following information below sets forth the compensation paid to the Company’s officers during fiscal 2007 (the Company was incorporated in January 2007).  This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation

During the period from our incorporation on January 9, 2007, through December 31, 2007, Stuart Posner and Russell Adler were our executive officers and directors. During the year ended December 31, 2007, no compensation was paid to the executive officers and directors.

The Company has no pension, health, annuity, bonus, insurance, equity incentive, non-equity incentive, stock options, profit sharing or similar benefit plans.  No stock options or stock appreciation rights were granted to the Company’s directors and officers during the period from the date of our incorporation through December 31, 2007.

Outstanding Equity Awards

As of December 31, 2007, none of our directors or executive officers held unexercised options, stock that had not vested, or equity incentive plan awards.

Compensation of Directors

During the period from our incorporation on through December 31, 2007, no compensation was paid or given to our directors in consideration for his services as our director.

Indemnification

Pursuant to the Articles of Incorporation and Bylaws of the corporation, The Company may provide to the fullest extent permitted by law, our  directors  or officers, former directors and  officers, and  persons who act at our request as a director or officer of  a  body  corporate  of which we  are  a  shareholder  or creditor  shall  be indemnified by us. We believe  that  the indemnification provisions in our By-laws are  necessary  to attract  and  retain  qualified  persons  as  directors  and officers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Company. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

AXCESS MEDICAL IMAGING CORPORATION

June 24, 2008	By:	/s/ Dr. Stephen Miley
Dr. Stephen Miley
Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Secretary and Director

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